May 1, 2007


Mr. Houghton Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Form AW - Request for Withdrawal
        First Trust Exchange-Traded AlphaDEX(TM) Fund
        (CIK 0001383496, SEC Accession No. 0000875626-07-001013)
        Registration on Form N-1A
        (Registration Statement File Nos. 333-140895, 811-22019)

Dear Mr. Hallock:

        On behalf of the First Trust Consumer Discretionary AlphaDEX(TM) Fund, First Trust Consumer Staples AlphaDEX(TM) Fund, First Trust Energy AlphaDEX(TM) Fund, First Trust Financials AlphaDEX(TM) Fund, First Trust Health Care AlphaDEX(TM) Fund, First Trust Industrials AlphaDEX(TM) Fund, First Trust Materials AlphaDEX(TM) Fund, First Trust Technology AlphaDEX(TM) Fund, First Trust Utilities AlphaDEX(TM) Fund, First Trust Large Cap Core AlphaDEX(TM) Fund, First Trust Mid Cap Core AlphaDEX(TM) Fund, First Trust Small Cap Core AlphaDEX(TM) Fund, First Trust Large Cap Value Opportunities AlphaDEX(TM) Fund, First Trust Large Cap Growth Opportunities AlphaDEX(TM) Fund, First Trust Multi Cap Value AlphaDEX(TM) Fund and First Trust Multi Cap Growth AlphaDEX(TM) Fund (collectively, the "Funds"), each a series of the First Trust Exchange-Traded AlphaDEX(TM) Fund (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on April 26, 2007. The Registrant used the wrong EDGAR submission type and has since refiled the Registration Statement using the correct EDGAR submission type. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED ALPHADEX(TM) FUND



By:   /s/ W. Scott Jardine
   ---------------------------------
        W. Scott Jardine, Secretary